UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated April 2, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland
(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia completes the share buyback program launched in November 2024

Stock exchange release	1 (2)
2 April 2025

Nokia Corporation
Stock Exchange Release
2 April 2025 at 22:45 EEST

Nokia completes the share buyback program launched in November 2024

Espoo, Finland – Nokia Corporation ("Nokia" or the "Company") has now completed the share buyback program announced on 22 November 2024 the purpose of which was to offset the dilutive effect of the Infinera acquisition. Between 25 November 2024 and 2 April 2025, Nokia repurchased 150,000,000 of its own shares (FI0009000681) at an average price per share of approximately EUR 4.69.

Nokia expects to cancel the acquired shares in April 2025.

The repurchases under the share buyback program reduced the Company’s unrestricted equity by approximately EUR 703 million. Nokia Corporation now holds a total of 220,509,131 treasury shares.

The repurchases were executed otherwise than in proportion to the existing shareholdings of Nokia's shareholders (directed repurchases) through public trading on the regulated market of Nasdaq Helsinki and selected multilateral trading facilities.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
2 April 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2025	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal